TD Waterhouse Variable Annuity
Separate Account A of Union Security Life Insurance Company of New York
Variable Account D of Union Security Insurance Company
Supplement Dated August 5, 2016 to your Prospectus Dated May 2, 2016

Reorganization

Acquired Fund	Acquiring Fund
NVIT Developing Markets Fund	NVIT Emerging Markets Fund
At a meeting of the Board of Trustees (the “Board”) of Nationwide Variable Insurance Trust (the “Trust”), the Board unanimously approved a Plan of Reorganization of the Acquired Fund into the Acquiring Fund (the “Reorganization”). Pursuant to the Reorganization, the Acquired Fund will liquidate by transferring substantially all of its assets to the Acquiring Fund. Shares of the Acquired Fund will be closed to all new and subsequent investments, including program trades, as of the close of business on or about August 4, 2016. No shareholder approval is required. The Reorganization is scheduled to take place effective on or about August 8, 2016.
Due to the Reorganization, you will no longer be able to allocate new Premium Payments or make transfers to the Acquired Fund Sub-Account, including program trades, on or after the close of business on August 4, 2016.
As a result of the Reorganization on or about the close of business on August 5, 2016:

(i)	If any of your Contract Value is currently invested in the Acquired Fund Sub-Account, that Contract Value will be merged into the Acquiring Fund Sub-Account;

(ii)	If any portion of your future Premium Payments is allocated to the Acquired Fund Sub-Account, that portion will now be allocated to the Acquiring Fund Sub-Account.

(iii)	Any transaction that includes an allocation to the Acquired Fund Sub-Account will automatically be allocated to the Acquiring Fund Sub-Account;

(iv)
Unless you direct us otherwise, if you are enrolled in any DCA, InvestEase®, Asset Rebalancing Program or other administrative program that includes transfers of Contract Value or allocation to the Acquired Fund Sub-Account, your enrollment will automatically be updated to reflect the Acquiring Fund Sub-Account;

(v)	Unless you direct us otherwise, if you are enrolled in an Automatic Income Program, your enrollment will automatically be updated to reflect the Acquiring Fund Sub-Account; and

(vi)	All references and information contained in the prospectus for your Contract related to the Acquired Fund are deleted and replaced with the Acquiring Fund.

Fund add:
Effective August 8, 2016:
In the section entitled “The Funds,” the NVIT Emerging Markets Fund is added as a new investment option under Nationwide Variable Insurance Trust:

Funding Option	Investment Objective Summary	Investment Adviser/Sub-Adviser
NVIT Emerging Markets Fund - Class D	Seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries	Nationwide Fund Advisors Sub-advised by Lazard Asset Management LLC and Standard Life Investments (Corporate Funds) Limited
The table reflecting the Total Annual Fund Operating Expenses in the section entitled “Fee Table” is deleted and replaced with the following:

Total Annual Fund Operating Expenses	Minimum	Maximum
(these are expenses that are deducted from Fund assets, including management fees, Rule 12b-1 distribution and/or service fees and other expenses)	0.32%	1.73%

The hypothetical example tables under "Example" in your prospectus are deleted and replaced with the following:

(1) If you Surrender your Contract at the end of the applicable time period:
1 year	$ 253
3 years	$ 777
5 years	$ 1,324
10 years	$ 2,802
(2) If you annuitize at the end of the applicable time period:
1 year	$ 223
3 years	$ 747
5 years	$ 1,294
10 years	$ 2,772
(3) If you do not Surrender your Contract:
1 year	$ 253
3 years	$ 777
5 years	$ 1,324
10 years	$ 2,802

This supplement should be retained with the prospectus for future reference.
HV-7675